                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 1

                     United Pan-Europe Communications N.V.
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                               (Name of Issuer)

                                Ordinary Shares
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                        (Title of Class of Securities)

                                 911 300 20 0
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                                (CUSIP Number)

                               February 14, 2001
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            (Date of Event which Requires Filing of this Statement)


                                 John Seethoff
               Associate General Counsel, Finance and Operations
                               One Microsoft Way
                        Redmond, Washington  98052-6399
                                (425) 882-8080
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 911 300 20 0

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      NAME OF REPORTING PERSON
 1    S.S., OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICROSOFT CORPORATION 91-1144442
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      STATE OF WASHINGTON
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                          SOLE VOTING POWER
                     5
     NUMBER OF            39,228,235* ORDINARY SHARES

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             39,228,235* ORDINARY SHARES

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      39,228,235* ORDINARY SHARES
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.89%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO
------------------------------------------------------------------------------

* Includes two warrants, each to purchase 5,700,000 Ordinary Shares or American Depositary Shares.

Item 1.
     (a)  Name of Issuer:  United Pan-Europe Communications N.V. (the "Company")

     (b)  Address of principal executive offices of the Issuer:
          Fred Roeskestraat, 123 P.O. Box 74763, 1070 BT Amsterdam, The Netherlands

Item 2.
     (a) Name of Person Filing: Microsoft Corporation, a Washington corporation

     (b) Address of Principal Business Office: One Microsoft Way, Redmond, Washington 98052 Attention: Associate General Counsel, Finance and Operations

     (c)  Citizenship:  State of Washington.

     (d)  Title of Class of Securities:  Ordinary Shares

     (e)  CUSIP Number:  911 300 20 0

Item 3.  Not Applicable.

Item 4.  Ownership
     (a) Amount beneficially owned: 39,228,235 Ordinary Shares, which includes two warrants to purchase a total of 11,400,000 Ordinary Shares or American Depositary Shares.

     (b)  Percent of class:  8.89%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 39,228,235

          (ii)  Shared power to vote or to direct the vote:  0

          (iii) Sole power to dispose or to direct the disposition of:
                39,228,235

          (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class:  Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable.

Item 8.   Identification and Classification of Members of the Group:  Not
          Applicable.

Item 9.   Notice of Dissolution of a Group:  Not Applicable.

Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 14, 2001

                                       MICROSOFT CORPORATION

                                       By /s/ Amar Nehru
                                          --------------------------------------
                                          Amar Nehru
                                          Corporate Development Vice President